# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fold Holdings, Inc., CIK 0001889123
CUSIP: 29103K100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 11201 North Tatum Blvd.,, Suite 300, Unit 42035,, Phoenix, Arizona (AZ), 85028
Date of event which requires filing of this statement: 02/14/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001759433

## Reporting persons
- Craft Ventures GP II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,643,947; sole dispositive power 0; shared dispositive power 3,643,947; aggregate amount beneficially owned 3,643,947 (7.9% of the class)
  Comment: Represents (i) 3,598,173 common shares held by Craft Ventures II, L.P. and (ii) 45,774 common shares held by Craft Ventures Affiliates II, L.P. Craft Ventures GP II, LP is the general partner of Craft Ventures II, L.P. and Craft Ventures Affiliate II, L.P.
  
  Based on 46,138,876 common shares outstanding, as set forth in the issuer's Form 8-K filed February 14, 2025. See Item 4 for additional information.
- Craft Ventures II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,598,173; sole dispositive power 0; shared dispositive power 3,598,173; aggregate amount beneficially owned 3,598,173 (7.8% of the class)
  Comment: Based on 46,138,876 common shares outstanding, as set forth in the issuer's Form 8-K filed February 14, 2025. See Item 4 for additional information.
- Craft Ventures Affiliates II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 45,774; sole dispositive power 0; shared dispositive power 45,774; aggregate amount beneficially owned 45,774 (0.1% of the class)
  Comment: Based on 46,138,876 common shares outstanding, as set forth in the issuer's Form 8-K filed February 14, 2025. See Item 4 for additional information.

## Item 1. Issuer
Name of issuer: Fold Holdings, Inc.
Address of issuer's principal executive offices: 11201 North Tatum Blvd., Suite 300, Unit 42035, Phoenix, AZ 85028

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Craft Ventures GP II, LP
Craft Ventures II, L.P.
Craft Ventures Affiliates II, L.P.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 855 Front Street, San Francisco, CA 94111.
Citizenship: State of Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information contained on the cover page to this Schedule 13G is incorporated by reference into this Item 4.
Percent of class:
Craft Ventures GP II, LP - 7.9%*
Craft Ventures II, L.P. - 7.8%
Craft Ventures Affiliates II, L.P. - 0.1%

* Represents (i) 3,598,173 common shares held by Craft Ventures II, L.P. and (ii) 45,774 common shares held by Craft Ventures Affiliates II, L.P. Craft Ventures GP II, LP is the general partner of Craft Ventures II, L.P. and Craft Ventures Affiliate II, L.P.
Sole power to vote or to direct the vote:
Craft Ventures GP II, LP - 0
Craft Ventures II, L.P. - 0
Craft Ventures Affiliates II, L.P. - 0
Shared power to vote or to direct the vote:
Craft Ventures GP II, LP - 3,643,947*
Craft Ventures II, L.P. - 3,598,173
Craft Ventures Affiliates II, L.P. - 45,774

* Represents (i) 3,598,173 common shares held by Craft Ventures II, L.P. and (ii) 45,774 common shares held by Craft Ventures Affiliates II, L.P. Craft Ventures GP II, LP is the general partner of Craft Ventures II, L.P. and Craft Ventures Affiliate II, L.P.
Sole power to dispose or to direct the disposition:
Craft Ventures GP II, LP - 0
Craft Ventures II, L.P. - 0
Craft Ventures Affiliates II, L.P. - 0
Shared power to dispose or to direct the disposition:
Craft Ventures GP II, LP - 3,643,947*
Craft Ventures II, L.P. - 3,598,173
Craft Ventures Affiliates II, L.P. - 45,774

* Represents (i) 3,598,173 common shares held by Craft Ventures II, L.P. and (ii) 45,774 common shares held by Craft Ventures Affiliates II, L.P. Craft Ventures GP II, LP is the general partner of Craft Ventures II, L.P. and Craft Ventures Affiliate II, L.P.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Craft Ventures GP II, LP: /s/ Mark Woolway, Mark Woolway, President (03/11/2025)
- Craft Ventures II, L.P.: /s/ Mark Woolway, Mark Woolway, President (03/11/2025)
- Craft Ventures Affiliates II, L.P.: /s/ Mark Woolway, Mark Woolway, President (03/11/2025)
Comment: 99.1 Joint Filing Statement